UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of October, 2026
000-56241
(Commission File Number)

Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)

600 W. Fulton Street, Suite 800
Chicago, IL 60661
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

Exhibit Index

Exhibit No.	Description
99.1
Supplement Dated October 9, 2026 to the Management Information Circular of the Corporation dated September 18, 2026, prepared in connection with its annual general and special meeting of shareholders to be held on October 30, 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: October 13, 2026	By:	/s/ Charles Bachtell
Charles Bachtell
Chief Executive Officer